UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

AUSPEX PHARMACEUTICALS, INC.

(Name of Subject Company)

AUSPEX PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Pratik Shah, Ph.D.

President and Chief Executive Officer

Auspex Pharmaceuticals, Inc.

3333 N. Torrey Pines Court, Suite 400

San Diego, California 92037

(858) 558-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex” or the “Company”), with the Securities and Exchange Commission on April 7, 2015, relating to the offer by Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent” or “Teva”) and Aurum Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Auspex’s common stock, $0.0001 par value per share (the “Shares”), for a purchase price of $101.00 per Share in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The initial offering period for the Offer expired at 12:01 A.M., Eastern Time on May 5, 2015. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Auspex and Parent that as of the expiration of the initial offering period, 24,889,292 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 78% of the outstanding Shares. As a result, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment and is promptly paying for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, Auspex, Parent and Purchaser effected the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser was merged with and into Auspex, with Auspex continuing as the surviving corporation. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Shares held by any Auspex stockholders who properly demanded appraisal of such Shares under Section 262 of the DGCL in connection with the Merger) were converted into the right to receive the Merger Consideration, without interest (less any required withholding of taxes).

Following the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Stock Market.

The full text of the press release issued on May 5, 2015, announcing the expiration and results of the Offer is attached as Exhibit (a)(8) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description

(a)(8)	Press Release issued by Teva Pharmaceutical Industries Ltd., dated May 5, 2015 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on May 5, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSPEX PHARMACEUTICALS, INC.

By:	/s/ Pratik Shah

Name:	Pratik Shah, Ph.D.
Title:	President and Chief Executive Officer

Dated: May 5, 2015

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